[QORVO LETTERHEAD]

July 20, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Qorvo, Inc.
Registration Statement on Form S-4

Ladies and Gentlemen:

This letter is sent on behalf of Qorvo, Inc. (the “Company”) in connection with a Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Company and the other co-registrants named therein (the “Guarantors”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the Company’s proposed offer to exchange (the “Exchange Offer”) (i) up to $450,000,000 aggregate principal amount of newly issued 6.750% Senior Notes due 2023 (the “New 2023 Notes”), and the related guarantees, for a like principal amount of outstanding 6.750% Senior Notes due 2023 (the “Old 2023 Notes”), and the related guarantees; and (ii) up to $550,000,000 aggregate principal amount of newly issued 7.000% Senior Notes due 2025 (the “New 2025 Notes” and, together with the New 2023 Notes, the “New Notes”), and the related guarantees, for a like principal amount of outstanding 7.000% Senior Notes due 2025 (the “Old 2025 Notes” and, together with the Old 2023 Notes, the “Old Notes”), and the related guarantees.

The Company is registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated by the staff of the Commission (the “Staff”) in Exxon Capital Holdings Corp., SEC No-action letter (May 13, 1988), Morgan Stanley & Co. Inc., SEC No-action letter (June 5, 1991), and Shearman & Sterling, SEC No-action letter (July 2, 1993). Neither the Company nor any Guarantor has entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Company’s and each Guarantor’s information and belief, each holder of Old Notes participating in the Exchange Offer will be acquiring the New Notes in the ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes. In this regard, the Company will make each holder of Old Notes participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer, such person (1) cannot rely on the Staff’s position enunciated in the Exxon Capital SEC No-action letter or similar letters of the Staff and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the New Notes, and be identified as an underwriter in the applicable prospectus. The Company acknowledges that any resale of the New Notes by a holder of Old Notes participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

The Company will require each participant in the Exchange Offer to furnish the following representation in the letter of transmittal:

If such holder is a broker-dealer, such holder will receive New Notes for its own account in exchange for Old Notes, the Old Notes to be exchanged by such holder for New Notes of the applicable series were acquired by it as a result of market-making activities or other trading activities (and not directly from the Company), and such holder will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes; however, by so acknowledging and by delivering a prospectus in connection with the resale of the New Notes, such holder will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act, and such holder will comply with the applicable provisions of the Securities Act with respect to resale of any New Notes.

The Company will also require that each participant in the Exchange Offer furnish a representation in the letter of transmittal or similar documentation that neither such participant nor, to the actual knowledge of such participant, any other person receiving New Notes from such participant, has any arrangement or understanding with any person to participate in the distribution of such New Notes.

The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes.

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Please do not hesitate to contact me or at (336) 678-7119 or Sudhir N. Shenoy of Womble Carlyle Sandridge & Rice, LLP, our legal counsel, at (704) 331-4970 with any questions or comments concerning this letter.

Kind regards,

/s/ Jeffrey C. Howland
Jeffrey C. Howland
Corporate Vice President and General Counsel

cc:	Sudhir N. Shenoy
Womble Carlyle Sandridge & Rice, LLP